UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha'solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Greg Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER 2008

– Revenue: $191.6 Million – 17% growth year over year
– Products & Licenses Revenue: $77.4 Million – 17% growth year over year
– Non-GAAP EPS: $0.43 – 23% growth year over year
– Cash Flow from Operations: $142.9 Million – 30% growth year over year

REDWOOD CITY, Calif., – April 17, 2008 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the first quarter ended March 31, 2008.

“This quarter marked another milestone for Check Point as our financial results continued to reflect the successful execution of our strategy. During the quarter we realized 17% revenue growth and 17% growth in products and licenses revenue compared to the same period a year ago.” said Gil Shwed, chairman and chief executive officer at Check Point. “We experienced strong cash flow from operations of $142.9 million during the quarter, representing a 30% increase over the prior year and non-GAAP EPS posted 23% growth over the prior year.”

Financial Highlights for the First Quarter of 2008:

—	Total Revenues: $191.6 million, an increase of 17 percent, compared to $164.0 million in the first quarter of 2007. Product and license revenue was $77.4 million, an increase of 17 percent, compared to $66.0 million in the first quarter of 2007.
—	Net Income – GAAP: $78.3 million, an increase of 67 percent, compared to $46.9 million in the first quarter of 2007. Net income in the first quarter of 2008 includes acquisition-related charges of $10.3 million and equity-based compensation expenses of $9.1 million. Net of taxes, these charges totaled $15.1 million. Net income in the first quarter of 2007 included acquisition-related charges of $9.0 million, $17.0 million of in-process R&D expense and equity-based compensation expenses of $8.3 million. Net of taxes these charges totaled $31.7 million.
—	Net Income – Non-GAAP:[1] $93.4 million, an increase of 19 percent, compared to $78.6 million in the first quarter of 2007. Non-GAAP net income excludes equity-based compensation expenses, in-process R&D expense and acquisition-related charges.[2]

[1] See “Use of Non-GAAP Financial Information” and “Reconciliation of Supplemental Financial Information” below for more information regarding Check Point’s use of non-GAAP measures.
[2] “Equity-based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition- related charges” refer to the impact of the amortization of intangibles.

—	Earnings per Diluted Share – GAAP: $0.36, an increase of 71 percent, compared to $0.21 in the first quarter of 2007. GAAP earnings per diluted share for the first quarter of 2008 included equity-based compensation expenses of $0.04 and acquisition-related charges of $0.05. Net of taxes, these charges totaled $0.07. GAAP earnings per diluted share for the first quarter of 2007 included acquisition-related charges of $0.04, in-process R&D expense of $0.07 and equity-based compensation expenses of $0.04. Net of taxes these charges totaled $0.14.
—	Earnings per Diluted Share – Non-GAAP: $0.43, an increase of 23 percent, compared to $0.35 in the first quarter of 2007. Non-GAAP earnings per diluted share exclude equity-based compensation expenses, in-process R&D expense and acquisition-related charges.
—	Deferred Revenues: As of March 31, 2008, we had deferred revenue of $278.4 million, which represented a sequential increase of $4.7 million compared to deferred revenue as of December 31, 2007, and a $40 million increase compared to deferred revenues as of March 31, 2007.
—	Cash Flow: Cash flow from operations was $142.9 million, an increase of 30 percent, compared to $110.0 million in the first quarter of 2007. We had $1.3 billion in cash and investments as of March 31, 2008.
—	Share Repurchase Program: During the first quarter of 2008, Check Point repurchased 3.4 million shares at a total cost of $73.0 million. In March we announced a $400 million expansion of our share repurchase program.

We began the year by unveiling our Total Security™ strategy directed at becoming the security vendor of choice for companies worldwide. Our strategy mirrors our customers’ security needs by focusing on delivering the highest level of security while reducing the complexity of deployment and simplifying the management of our customers’ security infrastructure. The core of the Check Point Total Security Solution includes:

–	Unified line of security gateways, offering customers a broad range of deployment options to fit a customer site of any size. We provide our customers with a choice of software solutions which can be deployed on open platforms or as integrated solutions from one of our appliance partners. Our customers can also purchase fully integrated solutions from Check Point in the form of UTM-1™ appliances or our new line of high-end Power-1™ appliances. Our security gateway solutions scale from a price point of $150 and higher with performance up to 40Gbps and beyond. All our security gateways share the same security architecture.

–	Single agent for endpoint security designed to maximize security and reduce the complexities of deploying and managing endpoint solutions.

–	Single console for security management which provides our customers with single console to effectively and efficiently manage their security deployments across the enterprise.

Since the beginning of 2008 we have made further security product introductions and expanded current product lines underscoring our intent to be the security vendor of choice throughout the enterprise:

–	In February, we unveiled the industry’s first single agent for endpoint security combining endpoint firewall, anti-virus/anti-spyware, remote access VPN, and data security in a best in breed suite designed to reduce the complexity of deployment and management while increasing security on the endpoint.

–	This week we announced a new line of Check Point high-end Power-1 appliances delivering Check Point security with performance of up to 14Gbps, with leading price/performance of under $4/Mbps.

–	In addition, we announced the expansion of the UTM-1 Total Security™ line of appliances with new models ranging from an entry level unit priced at under $5000 to a high-performance 4.5Gbps model. UTM-1 solutions provide an integrated set of security applications to customers, including Check Point’s leading firewall technology, remote access and site-to-site VPN capabilities, gateway anti-virus, intrusion prevention capabilities, web filtering, e-mail security and anti-spam.

Mr. Shwed continued “We are very pleased with the overall performance of the company during the quarter and believe that our success is a result of our continued focus on delivering efficient and highly effective security products that address the total security needs of our customers worldwide.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 17, 2008 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through May 1, 2008 at the company’s website http://www.checkpoint.com/ir or by telephone at +1.706.645.9291, pass code # 42045610.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the leader in securing the Internet. Check Point offers total security solutions featuring a unified gateway, single endpoint agent and single management architecture, customized to fit customers’ dynamic business needs. This combination is unique and is a result of our leadership and innovation in the enterprise firewall, personal firewall/endpoint, data security and VPN markets.

Check Point’s award-winning ZoneAlarm solutions protect millions of consumer PCs from hackers, spyware and identity theft. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003–2008 Check Point Software Technologies Ltd. All rights reserved.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, in-process R&D expense and acquisition related charges. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements related to Check Point’s expectations that it will continue to deliver comprehensive security solutions that address the information security needs of its customers, and that Check Point will continue to seek to become the security vendor of chose throughout the enterprise. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: general market conditions in the Check Point’s industry; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including  hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; and the timely availability and customer acceptance of Check Point’s new and existing products. The forward-looking statements contained in this press release are subject to other factors and risks, including those discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations or beliefs.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2008	2007
	(unaudited)	(unaudited)

Revenues:
Products and licenses	$77,379	$66,048
Software updates, maintenance and services	114,218	97,921

Total revenues	191,597	163,969

Operating expenses:
Cost of products and licenses	8,993	5,240
Cost of software updates, maintenance and
services	6,750	5,458
Amortization of technology	7,154	6,262

Total cost of revenues	22,897	16,960

Research and development	22,745	18,868
Selling and marketing	53,660	52,162
General and administrative	13,566	14,100
Acquired in-process research and development	-	17,000

Total operating expenses	112,868	119,090

Operating income	78,729	44,879
Financial income, net	14,620	13,068

Income before income taxes	93,349	57,947
Taxes on income	15,091	10,999

Net income	78,258	46,948

Earnings per share (basic)	0.36	0.21

Number of shares used in computing earnings per
share (basic)	217,065	224,917

Earnings per share (diluted)	0.36	0.21

Number of shares used in computing earnings per
share (diluted)	219,393	227,691

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2008	2007
	(unaudited)	(unaudited)

GAAP operating income	$78,729	$44,879
Stock-based compensation (1)	9,071	8,338
Amortization of intangible assets (2)	10,304	8,970
Acquired in-process research and development	-	17,000

Non-GAAP operating income	98,104	79,187

GAAP net income	78,258	46,948
Stock-based compensation (1)	9,071	8,338
Amortization of intangible assets (2)	10,304	8,970
Acquired in-process research and development	-	17,000
Taxes on stock-based compensation and amortization of
intangible assets (3)	(4,264)	(2,647)

Non-GAAP net income	93,369	78,609

GAAP Earnings per share (diluted)	0.36	0.21
Stock-based compensation (1)	0.04	0.04
Amortization of intangible assets (2)	0.05	0.04
Acquired in-process research and development	-	0.07
Taxes on stock-based compensation and amortization of
intangible assets (3)	(0.02)	(0.01)

Non-GAAP Earnings per share (diluted)	0.43	0.35

Number of shares used in computing Non-GAAP earnings per share
(diluted)	219,393	227,691

(1) Stock-based compensation:
Cost of products and licenses	12	11
Cost of software updates, maintenance and services	183	117
Research and development	1,097	1,010
Selling and marketing	2,240	1,721
General and administrative	5,539	5,479

Total before taxes	9,071	8,338

(2) Amortization of intangible assets:
Cost of products and licenses	7,154	6,262
Selling and marketing	3,150	2,708

Total before taxes	10,304	8,970

(3) Taxes on stock-based compensation and amortization of
intangible assets	(4,264)	(2,647)

Total, net	15,111	14,661

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

	March 31, 2008	December 31, 2007
	(unaudited)	(unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$607,360	$509,664
Marketable securities	252,874	332,355
Trade receivables, net	150,365	201,515
Other current assets	26,758	21,595

Total current assets	1,037,357	1,065,129

Long-term assets:
Marketable securities	458,472	399,490
Property, plant and equipment, net	56,693	56,947
Severance pay fund	10,798	9,302
Deferred income taxes, net	14,994	14,920
Intangible assets, net	149,829	160,133
Goodwill	664,602	664,910
Other assets	695	636

Total long-term assets	1,356,083	1,306,338

Total assets	2,393,440	2,371,467

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities:
Deferred revenues	$278,430	$273,693
Trade payables and other accrued liabilities	99,248	116,406

Total current liabilities	377,678	390,099

Income tax accrual	84,799	78,545
Deferred tax liability, net	29,155	31,465
Accrued severance pay	16,650	14,403

Total liabilities	508,282	514,512

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	480,575	464,330
Treasury shares at cost	(972,856)	(907,022)
Accumulated other comprehensive income	767	1,233
Retained earnings	2,375,898	2,297,640

Total shareholders' equity	1,885,158	1,856,955

Total liabilities and shareholders' equity	2,393,440	2,371,467

Total cash and cash equivalents and marketable	1,318,706	1,241,509

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended
	March 31,
	2008	2007
	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$78,258	$46,948
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization of property and equipment	2,189	1,237
Decrease in trade and other receivables, net	48,126	38,561
Increase (decrease) in deferred revenues, trade payables and
other accrued liabilities	3,331	(5,786)
Acquisition of in process research and development	-	17,000
Amortization of intangible assets	10,304	8,970
Stock-based compensation	9,071	8,338
Excess tax benefit from stock-based compensation	(3,348)	-
Deferred income taxes, net	(5,055)	(5,260)

Net cash provided by operating activities	142,876	110,008

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Protect Data,
net	-	(594,034)
Purchase of property and equipment	(1,935)	(4,422)

Net cash used in investing activities	(1,935)	(598,456)

Cash flow from financing activities:
Proceeds from issuance of shares under stock purchase plan and
upon exercise of options	6,468	7,517
Purchase of treasury shares at cost	(73,000)	(55,627)
Excess tax benefit from stock-based compensation	3,348	-

Net cash used in financing activities	(63,184)	(48,110)

Unrealized gain (loss) on marketable securities, net	(560)	8,126

Increase (decrease) in cash and cash equivalents and
marketable securities	77,197	(528,432)
Cash and cash equivalents and marketable securities at the
beginning of the period	1,241,509	1,649,938

Cash and cash equivalents and marketable securities at the end
of the period	1,318,706	1,121,506

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

April 17, 2008